March 8, 2024

Mr. Brandon Figg

Mr. Benjamin Meeks

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	Duke Energy Progress, LLC

Duke Energy Progress SC Storm Funding LLC

Registration Statement on Form SF-1

Filed January 17, 2024

File Nos. 333-276553 and 333-276553-01

Dear Mr. Figg and Mr. Meeks:

On behalf of Duke Energy Progress, LLC (“DEP”) and Duke Energy Progress SC Storm Funding LLC (the “Issuing Entity” and, together with DEP, the “Registrants”), we are submitting via EDGAR for review by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (including certain exhibits, “Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrants’ responses to the comments received from the Staff contained in the Staff’s letter dated February 8, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on January 17, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold typeface in this letter, and the corresponding responses of the Registrants are shown below each comment. All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 1.

Registration Statement on Form SF-1

Cover Page

1.	We note your footnote stating that "[i]nterest on the Bonds will accrue from, 2024 and must be paid by the purchaser if the bonds are delivered after that date." Please revise your form of prospectus to clarify the meaning of this statement and disclose the material terms of any such obligation on the part of the purchaser to pay interest on the bonds.

The Registrants have revised the footnote to clarify that interest will begin to accrue on the closing date, and to the extent any purchaser of the bonds takes delivery of the bonds after the closing date, such purchaser will be obligated to pay accrued interest.

Mr. Brandon Figg and Mr. Benjamin Meeks
Securities and Exchange Commission
March 8, 2024

2.	We note your disclosure that that the bonds will be issued in one tranche. We also note your disclosure on the cover page and on page 7 of the Prospectus Summary that the bonds are scheduled to pay principal and interest "sequentially." Please revise your form of prospectus as necessary to resolve this apparent discrepancy or tell us why these statements are not contradictory.

As the Bonds are expected to be issued in a single tranche, the disclosure has been revised to remove references to sequential payments of principal and interest.

Prospectus Summary

The depositor, sponsor, seller and initial servicer of the bonds, page 8

3.	We note your disclosure that Duke Energy Progress, LLC, as initial servicer and administrator, will be entitled to receive reimbursement of out-of-pocket expenses in addition to the annual servicing fee and the annual administration fee. The form of prospectus does not appear to include accompanying disclosure for an understanding of the expected amount of such out-of-pocket expenses or if there are any restrictions or limits on such out-of-pocket expenses. Please revise your form of prospectus to include such disclosure.

The financing order permits the administrator and servicer to recover nominal out-of-pocket expenses in addition to the administration fee and servicing fee. The disclosure has been revised on pages 56 and 112 to include a description of examples of such out-of-pockets expenses that may be incurred by either the administrator or servicer. There is no limit on the amount of these out-of-pocket expenses, but they will be recovered as ongoing financing costs through the collection of the storm recovery charges and paid in accordance with the payment waterfall in the Indenture as described on pages 16 and 93 of the prospectus.

Risk Factors

DEP SC Storm Funding might issue additional series of storm recovery bonds, page 34

4.	We note your disclosure that "some matters relating to the bonds" may require the vote of the holders of all series of the bonds. We also note your disclosure on page 69 of your form of prospectus that, as a condition to the issuance of additional storm recovery bonds, Duke Energy Progress, LLC must serve as initial servicer and administrator for such series of additional storm recovery bonds and that the servicer and the administrator cannot be replaced without the requisite approval of the holders of all series of storm recovery bonds then-outstanding. The form of prospectus does not appear to include disclosure about any other material matters that may require the vote of the holders of all series of bonds. Please revise your form of prospectus to include disclosure about any other material matters that may require the vote of the holders of all series of bonds.

The disclosure on page 35 has been revised to clarify that the servicer and administrator may not be removed without the approval of holders of all series of bonds.

Mr. Brandon Figg and Mr. Benjamin Meeks
Securities and Exchange Commission
March 8, 2024

Description of the Storm Recovery Bonds Allocations as Between Series, page 70

5.	We note your disclosure that "[i]n the event a customer does not pay in full all amounts owed under any bill including storm recovery charges, the servicer is required to allocate partial payments ratably among the storm recovery charge, other similar securitization charges and DEP's other billed amounts that is consistent with DEP's current process for allocating partial payments." Please revise your form of prospectus to include disclosure about DEP's current process for allocating partial payments.

The disclosure on page 72 has been revised to describe DEP’s current process for allocating partial payments.

Security for the Storm Recovery Bonds Pledge of Collateral, page 88

6.	We note that, in addition to the storm recovery property, the bonds will also be secured by "the collection account, relating to the bonds and established under the indenture and the series supplement, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Registrants confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Intercreditor Agreement, page 117

7.	Based on the disclosure in your form of prospectus, it appears that the rights of the holders of the bonds are subject to the terms of the intercreditor agreement. Please file the intercreditor agreement and the form of joinder to be entered into at the time of issuance of the bonds as exhibits to your registration statement and add them to the List of Exhibits. Refer to Item 601(b)(10) of Regulation S-K.

The Registrants will file a form of the intercreditor agreement and joinder in a subsequent amendment.

Mr. Brandon Figg and Mr. Benjamin Meeks
Securities and Exchange Commission
March 8, 2024

Part II - Information Not Required In Prospectus
Item 14. Exhibits, page II-2

8.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

The forms of Indenture, Servicing Agreement, Sale Agreement, Administration Agreement are being filed with Amendment No. 1. The remaining exhibits, including forms of the underwriting agreement, intercreditor agreement and joinder agreement, will be filed by subsequent amendment.

9.	We note that the Storm Recovery Charge True-up Mechanism Form included in Order Exhibit No. 4 to Exhibit 99.1 is not legible. Please revise Exhibit 99.1 to ensure that the text of the Storm Recovery Charge True-up Mechanism Form is legible.

Exhibit 99.1 has been refiled to fix the text.

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 309-1071 or Adam O’Brian, Esq. at Hunton Andrews Kurth LLP.

Sincerely,

/s/ Michael F. Fitzpatrick, Jr.
Michael F. Fitzpatrick, Jr., Esq.

cc:	Robert T. Lucas III, Duke Energy Progress LLC

Karl W. Newlin, Duke Energy Progress SC Storm Funding LLC

Adam O’Brian, Esq., Hunton Andrews Kurth LLP